

July 11, 2011

Via E-mail
Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

> **Re: GWG Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 14, 2011**
> **File No. 333-174887**

Dear Mr. Sabes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

General

1. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

2. Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

4. Please explain why you believe that GWG Holdings, Inc. is not an investment company under the Investment Company Act of 1940.

Cover Page

5. You disclose that the debentures will be sold with varying maturity terms, interest rates and frequency of interest payments, all as set forth in this prospectus and in supplements published from time to time. Please revise your cover page, Prospectus Summary, Description of the Debentures and elsewhere throughout your registration statement to clearly disclose the specific terms each of the debentures which you intend to sell pursuant to this prospectus. Prior to the effectiveness of your registration statement, your filing will need to specifically state for each debenture you are seeking to offer in this transaction:

   a. The maturity date;
   b. The interest rate;
   c. The terms of payment for the interest payments; and
   d. The total amount of that type of debenture you intend to offer.

As you are not eligible to conduct a delayed offering under Rule 415 of the Securities Act, you are not permitted to omit the terms of the securities to be offered unless the omission of such information is specifically contemplated by Rule 430A, such as the public offering price.

6. You disclose that you will periodically establish and change interest rates on unsold debentures offered pursuant to this prospectus. Please provide us with a detailed analysis which supports your conclusion that changing the interest rates on unsold debentures will not be a new security, the offering of which is required to be registered on a new registration statement. See Trust Indenture Act of 1939 CDI Question 101.02.

7. Please revise your disclosure to name Arque Capital and each broker-dealer in the selling group as an underwriter here and on page 79. In addition, please revise your risk factor on page 19 to clarify that, consistent with other disclosures throughout the registration statement, this is a best efforts underwritten offering and Arque Capital is an underwriter of this offering.

8. Please revise your disclosure to name each of your employees that are also registered representative of Arque Capital and list each such person as an underwriter to the extent that they are acting as members of the selling group.

About This Prospectus, page ii

9. You disclose that this prospectus contains summaries of certain other documents, which summaries are believed to be accurate, but reference is hereby made to the full text of the

actual documents for complete information concerning the rights and obligations of the parties thereto. Similarly, you disclose that to the extent there is any inconsistency between this prospectus and the indenture, the indenture shall prevail. Please revise these and other similar disclosures throughout the registration statement to clarify that the prospectus disclosure contains all material terms of the relevant agreements.

Industry and Market Data, page 2

10. We note that you have obtained market data and industry statistics from certain sources and other publicly available information. In order to eliminate the inference that you are not liable for all of the information in your registration statement, please delete the statements, "we have not independently verified such data and make no representations as to the accuracy of such information" and "we believe our internal research is reliable but it has not been verified by any independent sources."

Prospectus Summary

Our Company, page 3

11. On page 3, you disclose that since 2006, you have acquired over $1.4 billion in face value of life insurance policy benefits. On page 4, you disclose that as of March 31, 2011, you owned approximately $417 million in face value of life insurance policy benefits. From your disclosure on page 41, it appears that the additional $1 billion in face value of life insurance benefits that you no longer own related to a prior business purpose in 2006 through 2008. We note your disclosure that you have focused on a "buy and hold" strategy since 2008. If true, please revise your disclosure here and on page 39 to clarify.

12. As currently written, your summary focuses only the positive attributes of your business. The summary should provide a balanced presentation of the information presented in the body of the filing. Immediately following your discussion of your competitive strengths on page 5, please expand your disclosure to include a discussion of your challenges and risks. This new disclosure should be as prominent and detailed as your discussion of your competitive strengths.

The Offering, page 7

13. Under "Renewal or Redemption at Maturity" on pages 8 and 68, you disclose that upon maturity, the debentures will be automatically renewed for the same term at the interest rate you are offering at that time to other investors with similar aggregate debenture portfolios for debentures of the same maturity, unless repaid upon maturity at your or their election. It appears that you contemplate that a post-effective amendment may need to be filed. Please expand your disclosure to disclose whether you may need to file a new registration statement if the interest rate is changed. See Trust Indenture Act of 1939 CDI Question 101.02.

Risk Factors, page 14

"We have a relatively limited history of operations and our earnings may be volatile...", page 14

    14. Please expand your disclosure in this risk factor to disclose the amount of your net income/loss in your last two fiscal years and your last interim period in fiscal 2011 and 2010. Please also disclose the amount of your accumulated deficit in this risk factor.

"The valuation of our principal assets on our balance sheet…", page 14

    15. Please expand your disclosure in this risk factor and in the "Asset Diversification" bullet point on page 42 to disclose the percent of your total assets that your life insurance policies represent.

"Our expected results from our life insurance portfolio may not match actual results…", page 15

    16. You disclose that "rating agencies generally suggest that portfolios of life insurance policies consist of at least 300 lives to be diversified enough to achieve actuarial stability in receiving expected cash flows from underlying mortality." We note that Standard & Poor's indicated that statistical credibility is unlikely to be achieved with a pool of less than 1,000 lives. Please revise your disclosure here and on page 51 to disclose that Standard & Poor's believes that a pool of at least 1,000 lives is necessary.

"We rely on debt financing for our business…", page 15

    17. On page 34 you disclose that you presently expect that by 2014, the cash inflows from the receipt of policy benefits will exceed the premium obligations on the remaining life insurance policies held within the portfolio and you expect to begin servicing and paying down your outstanding indebtedness from these cash flows when you receive payments from the policy benefits. Please expand your disclosure here and on page 33 to disclose how this impacts the $42 million in principal amount on your revolving credit facility with a scheduled maturity date of July 15, 2013.

"Our business is subject to state regulation and changes in state laws and regulations governing our business…", page 16

    18. On page 53, you disclose an order entered into with the Florida Department of Insurance and a settlement agreement with the Nevada Secretary of State, Securities Division. Please expand your disclosure in this risk factor and in the risk factor immediately following to disclose these orders and settlements and their effect on your business.

Jon R. Sabes
GWG Holdings, Inc.
July 11, 2011
Page 5

<u>"We rely on estimated rates of mortality for the actuarial assumptions we use when valuing life insurance policies…", page 19</u>

19. You disclose that you have in fact experienced fewer mortalities than originally projected in the early stages of life insurance policy ownership, which has increased the capital you have needed for premium payments and reduced your anticipated return on those investments. Please revise your risk factor to quantify the number of policies on which you experienced fewer mortalities than originally projected, the difference between the projected mortality and the actual mortality rates, the increased capital needed for premium payments, and the reduction on your anticipated return on those investments.

<u>"We may not be able to raise all of the capital that we are seeking in this offering…", page 19</u>

20. You disclose that while you plan to continue the offering in support of your overall business objectives, if you are unable to continue the offering for any reason, you expect that your business will be materially adversely affected and that you will need to seek capital from other sources. Please expand your disclosure here, in your "Prospectus Summary" and under "Use of Proceeds" to disclose the minimum amount of that you need to sell in this offering to support your overall business objectives.

<u>"We depend upon cash distributions from our subsidiaries…", page 20</u>

21. Please quantify the percent of your total insurance policies, in terms of number of policies and total face amount, that are subject to a collateral arrangement with the agent to your revolving credit lender here and on page 64.

<u>"Subordination provisions contained in the indenture…", page 20</u>

22. You disclose here and on page 73 that the indenture contains conditions, including a standstill period, prohibition on filing bankruptcy or insolvency and a prohibition on making payments when due if there is a default or an event of default. Please provide us with a detailed analysis which supports your conclusion that these provisions do not conflict with Sections 316(b) and 317(a) of the Trust Indenture Act.

<u>"The collateral granted as security for our obligations under the debentures…", page 21</u>

23. Please quantify the current value of the collateral granted as security for your obligations under the debentures here and on page 64.

<u>"If a significant number of holders of our short-term subsidiary secured notes demand repayment…", page 21</u>

24. Please expand your disclosure to disclosure the maturity dates and the renewal terms of the notes.

Use of Proceeds, page 25

25. Please revise your disclosure to indicate the order of priority of such purposes and discuss your plans if substantially less than the maximum proceeds are obtained. This disclosure should quantify the amount to be used for each purpose at different levels of offering proceeds, including the portion of the proceeds that you will allocate to the purchase of new life insurance policies and expenses related to the acquisition of those policies. For example, disclose how proceeds would be used if 100%, 50%, 25% and 10% of the total maximum proceeds were received.

26. Please quantify how much you will need to pay on premiums on life insurance assets you currently own over the next 5 years.

27. For the indebtedness that you intend to repay, please disclose the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2010 Compared to 2009

Revenue, page 32

28. Please revise your disclosure to discuss the changes in assumptions that resulted in the increase in the fair value of your life insurance policies of $8,501,322. You list several factors that impact the change in value. Separately quantify the change attributed to each factor and disclose how the assumptions changed during the period and why. Please provide similar disclosure for the Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010.

Liquidity and Capital Resources, page 33

29. Based on your disclosure it appears that origination fees are used to cover operational expenditures and repay working capital loans. Please revise your disclosure to clarify if the origination fee is a separate transaction from the acquisition of the related policy or if the origination fee is netted against the purchase price of the policy. If the origination fee is netted, revise your disclosure to explain how the fee is used to cover expenses and repay loans. Also, it appears that origination fees are received only when a life insurance policy is purchased. Revise your disclosure to state, if true, that the purchase of any future life insurance policies and the receipt of any corresponding origination fees are dependent on the company's ability to obtain external funding.

Cash Flows, page 34

30. Please quantify the amount of payments you will be required to make over the next five years to cover the payment of premiums and servicing costs to maintain life insurance policies.

Business, page 39

31. Please expand your disclosure on the bottom of page 39 to disclose the additional amount that you currently have available under your revolving credit facility. Based on your disclosure on page 33, as of March 31, 2011, you had $11.17 million available.

32. Please tell us whether you have purchased in the past, or in the future plan to purchase, variable life insurance policies or fractional interests in life insurance policies.

33. Please tell us whether you intend to engage in any life insurance securitizations in the future.

Our Portfolio and Operations, page 43

34. Please disclose whether you track concentrations of the same pre-existing medical conditions among insured individuals. If so, please disclose the any concentrations over ten percent and the respective percent of your portfolio that the respective concentration represents.

35. Please expand your disclosure in your Life Insurance Portfolio Summary table to provide the average annual cost of premiums per policy.

Pricing Life Insurance Policies, page 49

36. You disclose that for your pricing of life insurance policies you use pricing software originally developed by Milliman USA and now owned by Modeling Actuarial Pricing Systems, Inc. Please disclose the material terms of your relationship with these parties and file any relevant agreements. Alternatively, please provide us with an analysis which supports your conclusion that you are not substantially dependent on your agreement with these parties.

37. Please revise to clarify what you mean by an "optimized" premium schedule.

Government Regulation, page 53

38. Please disclose the states in which you are licensed to conduct life settlement transactions and the states in which you cannot conduct life settlement transactions.

39. Please expand your disclosure to address the effect on your business of the potential application of securities laws by state and federal regulators to your purchases of life insurance policies.

Management, page 55

40. Please disclose the years in which Mr. Gangelhoff worked at Northern Metal Recycling in the capacity as chief financial officer and the years in which he worked at Kuhlman Company in the capacity as chief financial officer.

41. You disclose that Mr. Tyrrell has held directorships in a number of financial service companies with a particular focus on the life insurance finance industry for the past several years. Please revise to disclose the name of the companies Mr. Tyrrell has held directorships, including any other directorships held during the past five years, in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. See Item 401(e)(2) of Regulation S-K.

42. Please expand your disclosure for Messrs. Tyrell, Zipkin and Fink to disclose the month and year in which each director was elected and state their respective term of office as director.

43. Please expand your disclosure to identify each director that is independent under the independence standards applicable to you. See Item 407(a) of Regulation S-K.

Executive Compensation, page 59

Employment Agreements and Change-in-Control Provisions, page 59

44. Please file copies of your employment and loan repayment agreements with your officers as exhibits to this registration statement.

45. You disclose on page 59 that under the prior arrangements and through June 13, 2011, advances aggregating approximately $981,167 were made to Jon R. Sabes with cumulative interest owed of $114,496, $287,500 to Paul A. Siegert with cumulative interest owed of $22,708, and $861,976 to Steven F. Sabes with cumulative interest owed of $94,438. These loans appear to violate Section 402 of the Sarbanes-Oxley Act and Section 13(k) of the Securities Exchange Act. Please expand your disclosure to disclose the violation of Section 402 of the Sarbanes-Oxley Act and Section 13(k) of the Securities Exchange Act and the effect of this violation in your registration statement. Alternatively, please provide us with a detailed analysis which supports your conclusion that these loans do not violate Section 402 of the Sarbanes-Oxley Act and Section 13(k) of the Securities Exchange Act.

Related-Party Transactions, page 60

    46. On page F-20, you disclose that you conduct your operations in facilities sublet from a related party. Please disclose the information required by Item 404(d) of Regulation S-K in this section and file a copy of the lease agreement as an exhibit.

Description of the Debentures, page 64

    47. On pages 20 and 73, you disclose that terms of the debentures relate to whether a default under the credit facility has occurred. Please expand your disclosure to disclose all the material terms of your credit facility, including the maturity, termination and default provisions.

    48. You state on page 68 that holders of the debentures may elect repayment of their debentures and use all or part of the proceeds to purchase new debentures with a different term or principal amount. Please be advised that the issuance of any new debentures is not covered by this registration statement and will necessitate the filing of a new registration statement. Please revise your disclosure accordingly.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Nature of business and summary of significant accounting policies

Bridge loans, page F-8

    49. Please revise your disclosure to discuss what types of loans are included in the bridge loans. In addition, please expand your disclosure regarding the allowance for bridge loan losses to state the type and number of loans for which the allowance was established and whether or not the loan loss allowance was recovered when bridge loans were sold in 2010.

Life Settlements, page F-9

    50. You disclose on page 33, "origination fees are not reflected on our income statement due to the fact that fees received by us are offset by the purchase price of related life insurance policies." Based on your disclosure it appears that the origination fee offsets the purchase price of the policy. Please expand your disclosure to clarify how you determine the purchase price of the initial investment in life settlement contracts and tell us how this purchase price and your accounting for the origination fee complies with ASC 325-30.

Note 5. Fair value definition and hierarchy, page F-14

51. Please refer to your sensitivity analysis on page F-16. It appears that a two percent change in the discount rate does not appear to be reasonably likely based on the historical discount rates disclosed on page F-15. Please revise to disclose outcomes that are reasonably likely to occur or explain to us your basis that a two percent change is reasonable likely.

Note 6. Notes receivable from related parties, page F-16

52. Please revise your disclosure to explain why effective January 1, 2011 interest income is treated as guaranteed payments to members and classified as compensation. Also, please tell us the relevant accounting literature to support the classification of these loans and related interest as a component of equity.

53. Please revise your disclosure to discuss the types of related party receivables totaling over $5 million that have been fully reserved. Disclose the amount of time these receivables have been outstanding and the amount of bad debt expense related to these receivables for each period presented.

Note 11. Income taxes, page F-19

54. Please disclose the expected impact on your financial position and statement of operations as a result in the change of your tax status on June 10, 2011. Refer to ASC 740-10-50-4.

Note 14. Guarantees of secured debentures, page F-20

55. If true, please revise you disclosure to state that GWG Life is a wholly owned subsidiary of GWG Holdings and that the payment of principal and interest is fully and unconditionally guaranteed by GWG Life.

Part II

Item 16. Exhibits and Financial Statement Schedules

56. Please file your statement of eligibility and qualification under the Trust Indenture Act of 1939 of corporations designated to act as trustees on Form T-1 as an exhibit to this registration statement.

Exhibit 23.1

57. The auditor's report on page F-1 is dated June 13, 2011 yet the report date referenced in their consent is June 14, 2011. Please revise the consent to correct the discrepancy.

Signatures

58. Your filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-1. If Jon Gangelhoff, your chief financial officer, also serves as your controller or principal accounting officer, his signature should be captioned as such in your amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Paul D. Chestovich, Esq.
        Martin R. Rosenbaum, Esq.
        Maslon Edelman Borman & Brand, LLP
        3300 Wells Fargo Center
        Minneapolis, Minnesota 55402